J. JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
J. Johnson & Company, LLC d/b/a HUBB Kitchens
Raleigh, NC

We have reviewed the accompanying financial statements of J. Johnson & Company, LLC d/b/a HUBB Kitchens (a limited liability company), which comprise the balance sheet as of December 2021 and 2020 and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August, 31, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	62,403	$	4,853
Related Party Note Receivable		35		-
		62,438		4,853
NON-CURRENT ASSETS				
Fixed Assets		44,684		20,503
Accumulated Depreciation		(10,879)		(5,342)
TOTAL NON-CURRENT ASSETS		33,805		15,161
TOTAL ASSETS	$	96,243	$	20,015
LIABILITIES AND MEMBERS' EQUITY				
NON-CURRENT LIABILITIES				
Long Term Loan- Revenue Share Agreement-A		101,173		-
Long Term Loan- Revenue Share Agreement-B		4,024		
TOTAL LIABILITIES		105,197		-
MEMBERS' EQUITY				
Contributed Capital		52,372		58,473
Retained Deficit		(61,325)		(38,458)
TOTAL MEMBERS' EQUITY		(8,953)		20,015
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	96,243	$	20,015

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Operating Income		
Sales	$ 320,818	$ 7,888
Cost of Goods Sold	262	-
Gross Profit	320,556	7,888
Operating Expense		
General & Administrative	245,333	19,604
Rent	83,343	4,286
Payroll	32,865	11,026
Legal & Professional	14,447	5,872
Depreciation	5,537	5,342
Advertising & Marketing	2,306	216
	383,831	46,346
Net Loss from Operations	(63,275)	(38,458)
Other Income		
Other Income	40,408	-
Net Loss	$ (22,867)	$ (38,458)

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (22,867)	$ (38,458)
Depreciation	5,537	5,342
Change in Related Party Note Receivable	(35)	-
Net Cash Flows From Operating Activities	(17,365)	(33,116)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(24,181)	(20,503)
Net Cash Flows From Investing Activities	(24,181)	(20,503)
Cash Flows From Financing Activities		
Issuance of Long Term Loan-Revenue Share Agreement A/B	105,197	-
Increase/(Decrease) in Contributed Capital	(6,101)	58,473
Net Cash Flows From Financing Activities	99,096	58,473
Cash at Beginning of Period	4,853	-
Net Increase In Cash	57,550	4,853
Cash at End of Period	$ 62,403	$ 4,853

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ -	$ -	$ -
Increase in Contributed Capital	58,473		58,473
Net Loss		(38,458)	(38,458)
Balance at December 31, 2020	$ 58,473	$ (38,458)	$ 20,015
Draws on Contributed Capital	(6,101)		(6,101)
Net Loss		(22,867)	(22,867)
Balance at December 31, 2021	$ 52,372	$ (61,325)	$ (8,953)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

J. Johnson & Company, LLC ("the Company") is a limited liability company organized under the state of North Carolina. The Company offers food entrepreneurs an affordable solution to own or lease a kitchen through their shared commercial kitchen spaces.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $22,867 and 2020 of $38,458.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 31, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from: (1) membership fees amounting to $25,665 in 2021 and $0 in 2020 (2) hourly rental fees amounting to $208,532 in 2021 and $0 in 2020 (3) storage rental fees amounting to $80,204 in 2021 and $0 in 2020 (4) consulting services amounting to $6,416 in 2021 and $7,888 in 2020.

The Company recorded no cost of sales for the 2020 period due to only offering consulting services at the time. A breakdown of the revenue streams is described further in the ("Revenue") disclosure.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Note Receivable

The Company has a note receivable in the amount of $35. The note receivable represents advancements by the Company to its partner. The note receivable bears no interest and has no maturity date.

Leases

The Company currently occupies multiple retail spaces under non-cancellable operating leases. The leases expire in 2022 and 2026 and may be renewed at the option of the Company at the then-current market rate. Future minimum monthly payments due are as follows:

2022- $9,500
2023- $6,000
2024- $6,000
2025- $6,000
2026- $6,000

Other Income – Disaster Assistance

In 2021, the Company received disaster assistance in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"), the Covid-19 Economic Injury Disaster Loan Program ("EIDL"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Long Term Loan- Revenue Share Agreement-A

In 2021, the Company entered into multiple revenue sharing agreements (the "Long Term Loan-Revenue Share Agreement-A") amounting to $67,450 with various investors in connection with its services. The investors are entitled to receive payment from the Company for each calendar quarter in an amount equal to 1.5 times the investment amount. The Company makes quarterly payments to both incurred interest and principal sum until all debt it settled.

Long Term Loan- Revenue Share Agreement-B

In 2021, the Company entered into a revenue sharing agreement (the "Long Term Loan-Revenue Share Agreement-B") amounting to $3,000 with an investor in connection with its services. The investor is entitled to receive payment from the Company for each calendar quarter in an amount equal to 1.5 times the investment amount. The Company makes quarterly payments to both incurred interest and principal sum until all debt it settled.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 31, 2022, the date that the financial statements were available to be issued.